[Letterhead of Sullivan & Cromwell LLP]
March 11, 2010
Ms. Mary A. Cascio,
     Special Counsel,
          Division of Corporation Finance,
               Securities and Exchange Commission,
                    100 F Street, NE,
                         Washington, D.C. 20549.

Re:	Japan Finance Organization for Municipalities Registration Statement under Schedule B Filed on October 27, 2009 (File No. 333-162685)
Dear Ms. Cascio:
On behalf of Japan Finance Organization for Municipalities (“JFM”), we are responding to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 29, 2009, relating to the Registration Statement of JFM and Japan under Schedule B (File No. 333-162685) (the “Registration Statement”) filed with the Commission on October 27, 2009.
In response to certain of the Staff’s comments, the Registration Statement will be amended as described below, and JFM and Japan will file with the Commission a pre-effective amendment to the Registration Statement (the “Pre-Effective Amendment).
JFM’s responses to the Staff’s comments are as follows. For the Staff’s convenience, we have included the text of the Staff’s comments below and have keyed JFM’s responses accordingly.
General
1.	Please update all financial information to provide the most recent information available. In connection with this comment, please add disclosure discussing the impact of the current financial crisis in terms of its impact upon Japan Finance Organization for Municipalities (“JFM”) to date and the projected impact on future operations.

Response:	JFM respectfully advises the Staff that, as Sandra Treusdell of our office previously discussed with you, JFM will provide the above disclosure in its annual report on Form 18-K which will be filed with the SEC immediately following the effectiveness of the Registration Statement as amended by the Pre-Effective Amendment. JFM notes that the Registration Statement is a shelf registration statement, and for any take-down of debt securities registered by the Registration Statement, a prospectus supplement will be prepared and filed with the Commission pursuant to Rule 424 (“Rule 424”) under the Securities Act of 1933, as amended. Such Form 18-K will be incorporated by reference in any prospectus supplement prepared for such taken-down. With regard to your comment regarding the disclosure of the impact of the current financial crisis to JFM, set forth below is the proposed text regarding such impact to be included in the prospectus included in the Registration Statement (the “Base Prospectus”):

Ms. Mary A. Cascio	-2-
“JFM believes that the global financial crisis that started in the second half of 2008 has not had, and it is not expected to have, a material adverse effect on JFM, either directly or indirectly.”
Where You Can Find More Information, page 1
2.	Please disclose the SEC file numbers of the Forms 18-K incorporated by reference.

Response:	In response to this comment, the second paragraph under “Where You Can Find More Information” on page 1 of the Base Prospectus will be amended to refer to the SEC file numbers of the Forms 18-K referred to therein. As amended, the second paragraph would read as follows:
“The Commission allows JFM and Japan to “incorporate by reference” the information JFM and Japan file, and the Predecessor and Japan have filed, with the Commission, which means that JFM and Japan can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. JFM and Japan incorporate by reference the documents listed below and any future filings made with the Commission to the extent such filings indicate that they are intended to be incorporated by reference:
•	The Predecessor’s Annual Report on Form 18-K for the year ended March 31, 2008 (File No. 033-23515), filed on September 29, 2008; and

•	Japan’s Annual Report on Form 18-K for the year ended March 31, 2009 (File No. 033-23423-01), filed on September 17, 2009.”

Ms. Mary A. Cascio	-3-
Japan Finance Organization for Municipalities, page 1
3.	Please briefly outline the differences between and JFM and its predecessor, Japan Finance Corporation for Municipal Enterprises (“Predecessor”) at the beginning of your discussion in this section.

Response:	JFM respectfully acknowledges the Staff’s comment and informs the Staff that such section will be revised to briefly outline the differences between JFM and the Predecessor. As part of a policy-based financial reform conducted by the Japanese government, Japan Finance Corporation for Municipal Enterprises, which was the Japanese government’s special public institution whose capital was contributed by the Japanese government, was abolished, and Japan Finance Organization for Municipal Enterprises was established on August 1, 2008 as a joint local entity based on the idea of decentralization reform by way of capital contributions by all the local governments. On October 1, 2008, Japan Finance Organization for Municipal Enterprises succeeded to the rights and obligations of Japan Finance Corporation for Municipal Enterprises and commenced its operations.

On June 1, 2009, Japan Finance Organization for Municipal Enterprises was reorganized as Japan Finance Organization for Municipalities (the current JFM) and enhanced its loan capabilities for general account expenditures, in addition to conventional loans to municipal enterprises.

Unlike Japan Finance Corporation for Municipal Enterprises which was a policy-based finance institution with a strong involvement from the Japanese government, JFM is a juridical person autonomously supervised by the local governments through the Representative Board.
Government Control and Supervision, page 2
4.	The Predecessor’s capital was provided by the central government of Japan. JFM’s capital is contributed by all or some of Japan’s local governments. Please discuss whether this is potentially a less reliable source of capital for JFM.

Response:	JFM respectfully informs the Staff that it believes that there is no difference in the reliability of the source of its capital due to the fact that the current and former JFM laws have no provisions concerning the repayment of capital contributions.

Ms. Mary A. Cascio	-4-
Operations, page 2
5.	If JFM issues bonds primarily with 10 year maturities to supply long term and low interest funds with an average term of twenty-five years to local governments, how does JFM deal with the mismatched terms of the funds it raises and the funds it lends? Please discuss here.

Response:	JFM respectfully informs the Staff that it takes the following measures to address the interest rate risk resulting from a duration gap between lending and fund-raising:

• JFM maintains necessary reserves for interest rate volatility to cope with the interest rate risk resulting from a duration gap between lending and fund-raising.

• As assets and liabilities in JFM’s General account are expected to expand, JFM carries out an ALM analysis of this account in a timely and appropriate manner to further enhance the effectiveness of its management of interest rate risk. JFM also endeavors to reduce its exposure to interest rate risk by setting the following medium-term management target (by the end of fiscal year 2013), by continuously issuing longer term bonds with maturities exceeding 10 years, and by utilizing interest rate swaps:

(1) Keeping the “outlier ratio” below approximately 20%. “Outlier ratio” is the ratio of “decline in economic value” as a result of interest rate shocks to net assets including reserves for interest rate volatility. “Decline in economic value” is the decline of present value after interest rate shocks (an upward and downward 200-basis point parallel shift of the yield curve); and

(2) Keeping a duration gap below approximately two years.

Ms. Mary A. Cascio	-5-
Application of Proceeds, page 3
6.	It does not appear that any proceeds from the sale of the Debt Securities will be used by JFM for loans to local governments but instead solely to retire previously issued government-guaranteed debt, including but not limited to Predecessor debt. Please confirm this understanding or revise the disclosure to describe accurately and clearly the use of proceeds.

Response:	JFM notes that the Staff’s understanding above is correct.
Description of the Debt Securities and Guarantee, page 3
7.	Please reword the final sentence of the introductory paragraph of this section to indicate that the summary contains the material terms of the Exhibits referenced.

Response:	In response to this comment, the final sentence of the introductory paragraph under “Description of the Debt Securities and Guarantee” will be amended as follows:
“The following summary sets forth the material terms of the form of Debt Securities and the form of Fiscal Agency Agreement that are attached as exhibits to the Registration Statement of which this prospectus is a part.”
As noted above, the Registration Statement is a shelf registration statement, and for each take-down, the material terms and conditions of the Debt Securities and the Fiscal Agency Agreement that are specific to that take-down will be set forth in the prospectus supplement that will be prepared for such take-down and filed with the Commission pursuant to Rule 424.
Guarantee of Japan, page 4
8.	We note JFM is permitted to issue Japanese government-guaranteed securities only for refinancing previously issued Japanese government-guaranteed securities, including those issued by its Predecessor. This appears to be a new restriction. Please explain the reasons why it has been imposed on JFM.

Response:	JFM informs the Staff that it is permitted to issue Japanese government-guaranteed debt securities only to refinance previously issued Japanese government-guaranteed debt securities due to the fact that JFM is a joint local entity established on the premise that the Japanese government’s personnel, material or financial involvement in JFM would be minimal.

Ms. Mary A. Cascio	-6-
Japanese taxation, page 5
9.	In the final sentence of the introductory paragraph of this section, after noting that the “following description of Japanese taxation is not exhaustive[,]” please indicate that it does contain the terms of Japanese taxation material to prospective investors.

Response:	Please see combined response below with the response for Comment No. 10.
United States Taxation, page 7
10.	In the final sentence of the third full paragraph of this section, after noting that the “following description of United States taxation is not exhaustive[,]” please state that it does contain the terms of U.S. taxation material to prospective investors.

Response:	As noted above, the Registration Statement is a shelf registration statement, and for each take-down, a prospectus supplement will be prepared and filed with the Commission pursuant to Rule 424. Such prospectus supplement may, or may not, contain an updated disclosure relating to Japanese or United States taxation, as applicable. If there is no update in the prospectus supplement, there will be a sentence in the prospectus supplement stating that the Japanese or United States taxation disclosure, as applicable, contained in the Base Prospectus sets forth the information relating to Japanese or United States taxation, as applicable, that is material to prospective investors in the debt securities that are being taken down using the prospectus supplement. If there is an update in the prospectus supplement, there will be a sentence in the prospectus supplement stating that the Japanese or United States taxation disclosure, as applicable, contained in prospectus supplement, which updates the corresponding disclosure in the Base Prospectus, sets forth the information relating to Japanese or United States taxation, as applicable, that is material to prospective investors in the debt securities that are being taken down using the prospectus supplement.

Ms. Mary A. Cascio	-7-
Part II. Information Not Required in Prospectus, p.II-1
11.	An itemized statement of the estimated amounts of expenses payable by JFM in connection with the sale of a particular issue of Debt Securities should be provided in an amendment to the registration statement under review. Please revise this paragraph accordingly.

Response:	As noted above, the Registration Statement is a shelf registration statement. As Sandra Treusdell of our office previously discussed with you, pursuant to the shelf registration procedures under the Securities Act of 1933 set forth in Release No. 33-6424 dated September 2, 1982, as modified for JFM and certain other Japanese government-affiliated issuers pursuant to the no-action letter dated August 3, 1994, each time there is a take-down of debt securities registered under the Registration Statement, JFM will file an amendment to its Form 18-K which, among other things, will set forth the expense information relating to that take-down.
Exhibit H. Japan Finance Organization for Municipalities Law, pages H.a-13-H.a-14
12.	It appears from provisions of Article 30 of the Japan Finance Organization for Municipalities law that JFM’s role in local government financing is being methodically reduced. Please advise us if this was the intent of the restructuring that created JFM.

Response:	JFM advises the Staff that it is an organization that succeeded to the operations of Japan Finance Corporation for Municipal Enterprises, abolished as part of a policy-based finance reform of the Japanese government, and was established based on the idea of reform of decentralization. The intent behind the establishment of JFM was not to gradually reduce JFM’s role in local government financing, even though the scale of provision of loans is being reduced from the point of view of administrative reform.

Ms. Mary A. Cascio	-8-
Exhibit J. “Statement of Business Procedures of Japan Finance Organization for Municipalities”
13.	In Article 3 of Exhibit J, “Provision of Funds for Local Debt or Subscription of Local Debt,” in a discussion of the provision of funds, section 1.(1) indicates that local governments are to be provided with funds if they have obtained consent or permission for issuance of Local Debt. There is no indication of what party is to provide such consent or permission. (Please see also Article 3, section 1.(3)). Please revise to provide that information.

Response:	JFM respectfully advises the Staff that although the Statement of Business Procedures does not specify the party providing the consent or permission, the “consent” and “permission” set forth in Article 3 of the Statement of Business Procedures have the same meaning as the “consent” and “permission” set forth in Article 2 thereof. As a result, the “consent” and “permission” set forth in Article 2 thereof states that the consent and permission provided for in the Local Government Finance Law or the Law Relating to the Financial Soundness of Local Governments is the consent or permission of the Minister for Internal Affairs and Communications or a governor of one of the 47 prefectures. JFM also respectfully advises the Staff that Exhibit J, “Provision of Funds for Local Debt or Subscription of Local Debt” is the English translation of the Japanese original and therefore, revisions cannot be made to such English translation.
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Ms. Mary A. Cascio	-9-
Any questions relating to the foregoing should be directed to me at Sullivan & Cromwell LLP, Otemachi First Square East 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan, telephone: 81-3-3213-6140, facsimile: 81-3- 3213-6470, e-mail: taniguchiy@sullcrom.com. In my absence, please contact Sandra Treusdell, also of our Tokyo office, at the same telephone or fax number, or by e-mail at treusdells@sullcrom.com.

Sincerely yours,
/s/ Yoichiro Taniguchi

cc:	Mr. Shinichiro Sakai (Japan Finance Organization for Municipalities)

Takashi Kiuchi, Esq. (Nagashima Ohno & Tsunematsu)

Garth Bray Sandra Treusdell (Sullivan & Cromwell LLP)